SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __)*

Pike Electric Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

721283109
(CUSIP Number)

Todd E. Molz Managing Director and General Counsel Oaktree Capital Group Holdings GP, LLC 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 37 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 721283109	Page 2 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,581,951
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,951
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 721283109	Page 3 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV Delaware GP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,951
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 4 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,951
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.

SCHEDULE 13D

CUSIP No. 721283109	Page 5 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,951
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 6 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Principal Opportunities Fund IV GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,951
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the general partner of OCM Principal Opportunities Fund IV GP, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 7 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM/GFI Power Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,406,355
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,406,355
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,355
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.23%
14		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 721283109	Page 8 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM/GFI Power Opportunities Fund II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 175,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 175,600
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14		TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 721283109	Page 9 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFI Power Opportunities Fund II (Cayman) GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,600*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 10 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFI Power Opportunities Fund II GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,955
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II, L.P. and sole shareholder of GFI Power Opportunities Fund II GP (Cayman) Ltd.

SCHEDULE 13D

CUSIP No. 721283109	Page 11 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GFI Energy Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable 2
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,955
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as managing member of GFI Power Opportunities Fund II GP, LLC

SCHEDULE 13D

CUSIP No. 721283109	Page 12 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Power Opportunities Fund II (Cayman) GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 175,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 175,600*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,600
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 13 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Power Opportunities Fund II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,955
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.76%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as a general partner of OCM/GFI Power Opportunities Fund II, L.P. and sole shareholder of OCM Power Opportunities Fund II GP (Cayman) Ltd.

SCHEDULE 13D

CUSIP No. 721283109	Page 14 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd. and general partner of OCM Power Opportunities Fund II GP, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 15 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 16 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

SCHEDULE 13D

CUSIP No. 721283109	Page 17 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the managing member of OCM Holdings I, LLC

SCHEDULE 13D

CUSIP No. 721283109	Page 18 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the managing member of Oaktree Holdings, LLC

SCHEDULE 13D

CUSIP No. 721283109	Page 19 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* PN
* Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

SCHEDULE 13D

CUSIP No. 721283109	Page 20 of 37 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,581,951*
	8	SHARED VOTING POWER 1,581,955*
	9	SOLE DISPOSITIVE POWER 1,581,951*
	10	SHARED DISPOSITIVE POWER 1,581,955*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,163,906
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.52%
14		TYPE OF REPORTING PERSON* OO
* Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

Item 1.     Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Pike Electric Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 100 Pike Way, Mount Airy, NC 27030.

Item 2.  Identity and Background

(a)-(c) & (f)

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by:

(1)        OCM Principal Opportunities Fund IV Delaware, L.P., a Delaware limited partnership (“Fund IV Delaware”), whose principal business is to invest in entities over which there is a potential for such fund to exercise significant influence;

(2)        OCM Principal Opportunities Fund IV Delaware GP Inc., a Delaware corporation (the “Fund IV Delaware GP”), whose principal business is to serve as, and perform the functions of, the general partner of Fund IV Delaware;

(3)        OCM Principal Opportunities Fund IV, L.P., a Cayman Islands limited partnership (“Fund IV”), whose principal business is to invest in entities over which there is a potential for such fund to exercise significant influence;

(4)        OCM Principal Opportunities Fund IV GP, L.P., a Cayman Islands limited partnership (“Fund IV GP”), whose principal business is to serve as, and perform the functions of, the general partner of Fund IV;

(5)        OCM Principal Opportunities Fund IV GP Ltd., a Cayman Islands company (“Fund IV GP Ltd.”) whose principal business is to serve as, and perform the functions of, the general partner of Fund IV GP;

(6)        OCM/GFI Power Opportunities Fund II, L.P., a Delaware limited partnership (“Fund II”), whose principal business is to invest in entities in the power industry and related areas over which there is a potential for such fund to exercise significant influence;

(7)        OCM/GFI Power Opportunities Fund II (Cayman), L.P., a Cayman Islands limited partnership (“Fund II Cayman” and, together with Fund IV Delaware and Fund II, the “Funds”), whose principal business is to invest in entities in the power industry and related areas over which there is a potential for such fund to exercise significant influence;

(8)        GFI Power Opportunities Fund II GP (Cayman) Ltd., a Cayman Island company (the “Fund II Cayman GFI GP”), whose principal business is to serve as, and perform the functions of, a general partner of Fund II Cayman;

(9)        GFI Power Opportunities Fund II GP, LLC, a Delaware limited liability company (“Fund II GFI GP”), whose principal business is to serve as, and perform the functions of, a general partner of Fund II and the sole shareholder of Fund II Cayman GFI GP;

(10)      GFI Energy Ventures, LLC, a California limited liability company (“GFI”), whose principal business is to serve as, and perform the functions of, the investment manager of certain investment funds;

(11)      OCM Power Opportunities Fund II GP (Cayman) Ltd., a Cayman Island company (the “Fund II Cayman Oaktree GP”), whose principal business is to serve as, and perform the functions of, a general partner of Fund II Cayman;

(12)      OCM Power Opportunities Fund II GP, L.P., a Delaware limited partnership (“Fund II Oaktree GP”), whose principal business is to serve as, and perform the functions of, a general partner of Fund II and the sole shareholder of Fund II Cayman Oaktree GP;

(13)      Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), whose principal business is to (i) serve as, and perform the functions of, the general partner of certain investment funds or to serve as, and perform the functions of, the managing member of the general partner of certain investment funds and (ii) act as the sole shareholder of certain controlling entities of certain investment funds;

(14)      Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), whose principal business is to serve as, and perform the functions of, the general partner of GP I and to hold limited partnership interests in GP I;

(15)      OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), whose principal business is to serve as, and perform the functions of, the general partner of Capital I;

(16)      Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings”), whose principal business is to serve as, and perform the functions of, the managing member of Holdings I;

(17)      Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), whose principal business is to act as the holding company and controlling entity of each of the general partner and investment adviser of certain investment funds and separately managed accounts;

(18)      Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), whose principal business is to hold voting interests in OCG and other interests in each of the general partner and investment adviser of certain investment funds and separately managed accounts; and

(19)      Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and, together with Fund IV Delaware, Fund IV Delaware GP, Fund IV, Fund IV GP, Fund IV GP Ltd., Fund II, Fund II Cayman, Fund II Cayman GFI GP, Fund II GFI GP, Fund II Cayman Oaktree GP, Fund II Oaktree GP, GP I, Capital I, Holdings I, Holdings, OCG and OCGH, collectively, the “Reporting Persons” and, each individually, a “Reporting Person”), whose principal business is to serve as, and perform the functions of, the general partner of OCGH.

Set forth in the attached Annex A is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and is incorporated by reference.  Except as set forth in Annex A, each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons listed above as 1 through 7 and 11 through 19 and each associated Covered Person is c/o Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The principal business address of each of the Reporting Persons listed above as 8 through 10 and each associated Covered Person is c/o GFI Energy Ventures, LLC, 11611 San Vicente Blvd., Suite 710, Los Angeles, California 90049.

(d)-(e)

During the last five years, none of the Reporting Persons, or to the best of their knowledge, except as set forth in Annex A, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds purchased the shares of the Common Stock of the Issuer described herein through a block trade, which was funded through the Funds’ working capital.

Item 4.	Purpose of Transaction

The shares of the Issuer’s Common Stock described herein were acquired for investment purposes and for the purposes described below.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Funds, by any one of them, or by other affiliated investment funds and accounts or whether the Funds, any one of them, or any such other affiliated investment funds and accounts will dispose of shares of the Issuer’s Common Stock.  At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.  Other than as described in this Schedule 13D, none of the Reporting Persons or, to their best knowledge, any Covered Persons have any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

All calculations of percentage ownership in this Schedule 13D are based on a total of 33,218,725 shares of Common Stock outstanding as of August 29, 2009, as disclosed in the Issuer’s Annual Report on Form 10-K filed on September 5, 2008.

Fund IV Delaware directly owns 1,581,951 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding).  Fund IV Delaware has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,591,981 shares of Common Stock.

Fund II directly owns 1,406,355 shares of Common Stock (approximately 4.23% of the total number of shares of Common Stock outstanding).  Fund II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 1,406,355 shares of Common Stock.

Fund II Cayman directly owns 175,600 shares of Common Stock (approximately 0.53% of the total number of shares of Common Stock outstanding).  Fund II Cayman has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 175,600 shares of Common Stock.

Fund IV Delaware GP, in its capacity as the general partner of Fund IV Delaware, has the ability to direct the management of Fund IV Delaware’s business, including the power to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV Delaware GP may be deemed to have indirect beneficial ownership of the 1,581,951 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV, in its capacity as the sole shareholder of Fund IV Delaware GP, has the ability to appoint and remove directors of Fund IV Delaware GP and, as such, may indirectly control the decisions of Fund IV Delaware GP regarding the vote and disposition of securities held by Fund IV Delaware; therefore, Fund IV may be deemed to have indirect beneficial ownership of the 1,581,951 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV GP, in its capacity as the general partner of Fund IV, has the ability to direct the management of Fund IV’s business, including the power to direct the decisions of Fund IV to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP may be deemed to have indirect beneficial ownership of the 1,581,951 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund IV GP Ltd., in its capacity as the general partner of Fund IV GP, has the ability to direct the management of Fund IV GP’s business, including the power to direct the decisions of Fund IV GP to vote and dispose of securities held by Fund IV Delaware; therefore, Fund IV GP Ltd. may be deemed to have indirect beneficial ownership of the 1,581,951 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund IV Delaware.

Fund II Cayman GFI GP, in its capacity as a general partner of Fund II Cayman, has the shared ability to direct the management of Fund II Cayman’s business, including the power to vote and dispose of securities held by Fund II Cayman; therefore, Fund II Cayman GFI GP may be deemed to have indirect beneficial ownership of the 175,600 shares of Common Stock (approximately 0.52% of the total number of shares of Common Stock outstanding) held by Fund II Cayman.

Fund II GFI GP, in its capacity as (i) a general partner of Fund II, has the shared ability to direct the management of Fund II’s business, including the power to vote and dispose of securities held by Fund II and (ii) the sole shareholder of Fund II Cayman GFI GP, has the ability to appoint and remove directors of Fund II Cayman GFI GP and, as such, may indirectly control the decisions of Fund II Cayman GFI GP regarding the vote and disposition of securities held by Fund II Cayman and; therefore, Fund II GFI GP may be deemed to have indirect beneficial ownership of the 1,581,955 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund II and Fund II Cayman.

GFI, in its capacity as the managing member of Fund II GFI GP, has the ability to direct the management of Fund II GFI GP’s business, including the power to direct the decisions of Fund II GFI GP regarding the vote and disposition of securities held by Fund II and Fund II Cayman; therefore, GFI may be deemed to have indirect beneficial ownership of the 1,581,955 shares of

Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund II and Fund II Cayman.

Fund II Cayman Oaktree GP, in its capacity as a general partner of Fund II Cayman, has the shared ability to direct the management of Fund II Cayman’s business, including the power to vote and dispose of securities held by Fund II Cayman; therefore, Fund II Cayman Oaktree GP may be deemed to have indirect beneficial ownership of the 175,600 shares of Common Stock (approximately 0.52% of the total number of shares of Common Stock outstanding) held by Fund II Cayman.

Fund II Oaktree GP, in its capacity as (i) a general partner of Fund II, has the shared ability to direct the management of Fund II’s business, including the power to vote and dispose of securities held by Fund II and (ii) the sole shareholder of Fund II Cayman Oaktree GP, has the ability to appoint and remove directors of Fund II Cayman Oaktree GP and, as such, may indirectly control the decisions of Fund II Cayman Oaktree GP regarding the vote and disposition of securities held by Fund II Cayman and; therefore, Fund II Oaktree GP may be deemed to have indirect beneficial ownership of the 1,581,955 shares of Common Stock (approximately 4.76% of the total number of shares of Common Stock outstanding) held by Fund II and Fund II Cayman.

GP I, in its capacity as (i) the sole shareholder of Fund IV GP Ltd., has the ability to appoint and remove directors of Fund IV GP Ltd. and, as such, may indirectly control the decisions of Fund IV GP Ltd. regarding the vote and disposition of securities held by Fund IV Delaware and (ii) the general partner of Fund II Oaktree GP, has the ability to direct the management of Fund II Oaktree GP’s business, including the power to direct the decisions of Fund II Oaktree GP regarding the vote and disposition of securities held by Fund II and Fund II Cayman; therefore, GP I may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by the Fund; therefore, Capital I may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by the Funds; therefore, Holdings I may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by the Funds; therefore, Holdings may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings’ business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by the Funds; therefore, OCG may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

OCGH, in its capacity as the majority holder of the voting units of OCG, has the ability to appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by the Funds; therefore, OCGH may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

OCGH GP, in its capacity as the managing member of OCGH, has the ability to direct the management of OCGH’s business, including the power to direct the decisions of OCGH regarding the vote and disposition of securities held by the Funds; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the 3,163,906 shares of Common Stock (approximately 9.52% of the total number of shares of Common Stock outstanding) held by the Funds.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole or shared voting and dispositive power or the sole or shared power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than the Funds, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than the Funds.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person.  Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c)  Except for the transactions described herein and as set forth below, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons with in the last 60 days.

The following sales took place on the open market on or after August 11, 2008:

Seller	Date of Sale	Number of Shares Sold	Price Per Share

Fund IV	8/11/08	2,802	17.255
Fund IV	8/11/08	26,920	17.251
Fund IV	8/13/08	13,336	17.287
Fund IV	8/14/08	16,500	17.854
Fund IV	8/15/08	9,200	17.784
Fund IV	8/18/08	14,537	17.658
Fund IV	8/19/08	15,331	17.535
Fund IV	8/20/08	17,907	17.660
Fund IV	8/21/08	5,741	17.809
Fund IV	8/22/08	7,484	17.678
Fund IV	8/22/08	53,531	17.699
Fund II	8/11/08	2,493	17.255
Fund II	8/11/08	23,960	17.251
Fund II	8/13/08	11,868	17.287
Fund II	8/14/08	14,800	17.854
Fund II	8/15/08	8,100	17.784
Fund II	8/18/08	13,000	17.658
Fund II	8/19/08	13,632	17.535
Fund II	8/20/08	15,922	17.660
Fund II	8/21/08	5,000	17.809
Fund II	8/22/08	6,669	17.678
Fund II	8/22/08	47,703	17.699
Fund II (Cayman)	8/11/08	314	17.255
Fund II (Cayman)	8/11/08	3,020	17.251
Fund II (Cayman)	8/13/08	1,496	17.287
Fund II (Cayman)	8/14/08	1,900	17.854
Fund II (Cayman)	8/15/08	1,000	17.784
Fund II (Cayman)	8/18/08	1,600	17.658
Fund II (Cayman)	8/19/08	1,723	17.535
Fund II (Cayman)	8/20/08	2,012	17.660
Fund II (Cayman)	8/21/08	600	17.809
Fund II (Cayman)	8/22/08	847	17.678
Fund II (Cayman)	8/22/08	6,057	17.699

(d)  Except as stated within this Item 5, to the knowledge of the Reporting Persons, the Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, Common Stock of the Issuer.

(e)  Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Fund IV Delaware GP, as the general partner of Fund IV Delaware, has a carried interest in Fund IV Delaware.  Fund IV is the sole shareholder of Fund IV Delaware GP.

Fund II Cayman GFI GP and Fund II Cayman Oaktree GP, as the general partners of Fund II Cayman, have carried interests in Fund II Cayman.  Fund II Oaktree GP is the sole shareholder of Fund II Cayman Oaktree GP.

Fund II GFI GP and Fund II Oaktree GP, as the general partners of Fund II, have carried interests in Fund II.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Funds.

Item 7.	Material to be filed as Exhibits

The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of October 16, 2008.

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE,
L.P.

By: OCM Principal Opportunities Fund IV Delaware GP Inc.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV DELAWARE GP INC.

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.

By: OCM Principal Opportunities Fund IV GP, L.P.,
Its: General Partner

By: OCM Principal Opportunities Fund IV GP Ltd.,
Its: General Partner

By: Oaktree Capital Management, L.P.,
Its: Director

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Managing Director

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.

By: OCM Principal Opportunities Fund IV GP Ltd.,
Its: General Partner

By: Oaktree Capital Management, L.P.,
Its: Director

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Managing Director

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Vice President

OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.

By: Oaktree Capital Management, L.P.,
Its: Director

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Managing Director

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Vice President

OCM/GFI POWER OPPORTUNITIES FUND II, L.P.

By: OCM Power Opportunities Fund II GP, L.P.,
Its: General Partner

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM/GFI POWER OPPORTUNITIES FUND II (CAYMAN), L.P.

By: OCM Power Opportunities Fund II GP (Cayman) Ltd.,
Its: General Partner

By: OCM Power Opportunities Fund II GP, L.P.,
Its: Director

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

GFI POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

By: GFI Power Opportunities Fund II GP, LLC,
Its: Director

By: GFI Energy Ventures LLC,
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman

GFI POWER OPPORTUNITIES FUND II GP, LLC

By: GFI Energy Ventures LLC,
Its: Managing Member

By:	/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman

GFI ENERGY VENTURES LLC

By:	/s/ Lawrence D. Gilson
Name: Lawrence D. Gilson
Title: Chairman

OCM POWER OPPORTUNITIES FUND II GP (CAYMAN) LTD.

By: OCM Power Opportunities Fund II GP, L.P.,
Its: Director

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OCM POWER OPPORTUNITIES FUND II GP, L.P.

By: Oaktree Fund GP I, L.P.,
Its: General Partner

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Michael P. Harmon
Name: Michael P. Harmon
Title: Authorized Signatory

By:	/s/ Adam Pierce
Name: Adam Pierce
Title: Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Todd Molz
Name: Todd Molz
Title: General Counsel and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President and Assistant Secretary

OCM HOLDINGS I, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE HOLDINGS, LLC

By: Oaktree Capital Group, LLC,
Its: Managing Member

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Senior Vice President and Secretary

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC,
Its: General Partner

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director and General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Todd Molz
Name: Todd Molz
Title: Managing Director and General Counsel

By:	/s/ Lisa Arakaki
Name: Lisa Arakaki
Title: Senior Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative
Officer and Director of Oaktree Capital Group,
LLC and Chief Financial Officer, Chief
Administrative Officer and Principal of
Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.  There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative
Officer and Director of Oaktree Capital Group,
LLC and Chief Financial Officer, Chief
Administrative Officer and Principal of
Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

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Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Outside Director of Oaktree Capital Group, LLC. Mr. Denham is currently a partner in the law firm of Munger, Tolles & Olson LLP.

Wayne G. Pierson	Outside Director of Oaktree Capital Group, LLC. Mr. Pierson is currently the Chief Financial Officer and Treasurer of Meyer Memorial Trust.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.  There are no executive officers and directors appointed at Oaktree Holdings, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.  The name and principal occupation of each of the executive officers of OCM Holdings I, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

Oaktree Capital I, L.P.

OCM Holdings I, LLC is the general partner of Oaktree Capital I, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital I, L.P. are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital

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Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative
Officer and Director of Oaktree Capital Group,
LLC and Chief Financial Officer, Chief
Administrative Officer and Principal of
Oaktree Capital Management, L.P.

Oaktree Fund GP I, L.P.

Oaktree Capital I, L.P. is the general partner of Oaktree Fund GP I, L.P.  There are no executive officers or directors appointed at Oaktree Fund GP I, L.P.

OCM Principal Opportunities Fund IV GP Ltd.

Oaktree Fund GP I, L.P. is the sole shareholder of OCM Principal Opportunities Fund IV GP Ltd, which is a Cayman Islands exempted company.  Oaktree Capital Management, L.P. (“Oaktree”) is the sole director of OCM Principal Opportunities Fund IV GP Ltd.  In May 2005, the U.S. Securities and Exchange Commission (the “SEC”) accepted Oaktree’s offer to resolve an investigation into four alleged violations by Oaktree’s emerging markets fund of an SEC trading rule, Rule 105 of Regulation M, which prohibits the use of stock acquired in a public offering to cover a short position entered into in the five business days before the offering.  Oaktree cooperated immediately and fully with the SEC’s inquiry into this matter and readily agreed to enter into a cease-and-desist order requiring Oaktree to (a) implement written compliance policies and procedures reasonably designed to prevent violations of Regulation M, review those policies and procedures annually and require the chief compliance officer to administer these policies and procedures; (b) pay disgorgement and prejudgment interest of $175,928; and (c) pay a civil money penalty in the amount of $169,773.  In accepting Oaktree’s offer of settlement, the SEC took specific note of the “remedial acts promptly undertaken by Oaktree and cooperation afforded the Commission staff.”  Oaktree has updated its firm compliance manual to ensure that it addresses the requirements of Rule 105 of Regulation M and outlines the policies and procedures Oaktree has designed to reasonably prevent further violations.

OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV GP Ltd. is the general partner of OCM Principal Opportunities Fund IV GP, L.P.  There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV GP, L.P.

OCM Principal Opportunities Fund IV, L.P.

OCM Principal Opportunities Fund IV GP, L.P. is the general partner of OCM Principal Opportunities Fund IV, L.P.  Oaktree serves as investment manager of OCM Principal

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Opportunities Fund IV, L.P.  There are no executive officers or directors appointed at OCM Principal Opportunities Fund IV, L.P.

OCM Principal Opportunities Fund IV Delaware GP Inc.

OCM Principal Opportunities Fund IV, L.P. is the sole shareholder of OCM Principal Opportunities Fund IV Delaware GP Inc.  The name and principal occupation of each of the directors and executive officers of OCM Principal Opportunities Fund IV Delaware GP Inc. are listed below.

Name	Principal Occupation

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative
Officer and Director of Oaktree Capital Group,
LLC and Chief Financial Officer, Chief
Administrative Officer and Principal of
Oaktree Capital Management, L.P.

Todd M. Molz	Managing Director and General Counsel of Oaktree Capital Management, L.P.

OCM Principal Opportunities Fund IV Delaware, L.P.

OCM Principal Opportunities Fund IV Delaware GP Inc. is the general partner of OCM Principal Opportunities Fund IV Delaware, L.P.  There are no executive officers or directors appointed OCM Principal Opportunities Fund IV Delaware, L.P.

OCM Power Opportunities Fund II GP, L.P.

Oaktree Fund GP I, L.P. is the general partner of OCM Power Opportunities Fund II GP, L.P.  There are no executive officers or directors appointed at OCM Power Opportunities Fund II GP, L.P.

OCM Power Opportunities Fund II GP (Cayman) Ltd.

OCM Power Opportunities Fund II GP, L.P. is the sole shareholder and director of OCM Power Opportunities Fund II GP (Cayman) Ltd.

GFI Energy Ventures LLC

GFI Energy Ventures LLC (“GFI”) is managed by its Partners.  The name and principal occupation of each of the executive officers of GFI are listed below.

Name	Principal Occupation

Lawrence D. Gilson	Chairman and Partner of GFI

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Richard A. Landers	Partner of GFI

Ian K. Schapiro	Chief Financial Officer and Partner of GFI

GFI Power Opportunities Fund II GP, LLC

GFI is the managing member of GFI Power Opportunities Fund II GP, LLC.  The Series B Partners of GFI Power Opportunities Fund II GP, LLC manage the business of such entity. The Series B Partners of GFI Power Opportunities Fund II GP, LLC are listed below.

Name	Principal Occupation

Lawrence D. Gilson	Chairman and Partner of GFI

Richard A. Landers	Partner of GFI

Ian K. Schapiro	Chief Financial Officer and Partner of GFI

Andrew G. Osler	Partner of GFI

J. Bradford Forth	Partner of GFI

GFI Power Opportunities Fund II GP (Cayman) Ltd.

GFI Power Opportunities Fund II GP, LLC is the sole shareholder and director of GFI Power Opportunities Fund II GP (Cayman) Ltd.

OCM/GFI Power Opportunities Fund II (Cayman), L.P.

OCM Power Opportunities Fund II GP (Cayman) Ltd. and GFI Power Opportunities Fund II GP (Cayman) Ltd. are co- general partner of OCM/GFI Power Opportunities Fund II (Cayman), L.P.  Two representatives from each of Oaktree (Messrs. Stephen A. Kaplan and Michael P. Harmon) and GFI (Messrs. Lawrence D. Gilson and Ian K. Schapiro) serve as members of the investment committee of OCM/GFI Power Opportunities Fund II (Cayman), L.P.

OCM/GFI Power Opportunities Fund II, L.P.

OCM Power Opportunities Fund II GP, L.P. and GFI Power Opportunities Fund II GP, LLC are co- general partner of OCM/GFI Power Opportunities Fund II, L.P.  Two representatives from each of Oaktree (Messrs. Stephen A. Kaplan and Michael P. Harmon) and GFI (Messrs. Lawrence D. Gilson and Ian K. Schapiro) serve as members of the investment committee of OCM/GFI Power Opportunities Fund II, L.P.

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